Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Change of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 April 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-012

Announcement on Change of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolutions by means of written resolution on 30 April 2014:

1. Appointing Mr. Li Tong Bin as the Chief Engineer of the Company;

2. Mr. Dong Su Guang ceased to be the Executive Vice President of the Company due to the retirement;

3. Mr. Yuan Xi Fan ceased to be the Chief Engineer of the Company due to the work arrangement.

The number of Directors supposed to be present was 12, of which 12 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidate for the Chief Engineer of the Company meets the relevant qualifications required by the Company Law and the Articles of Association of the Company, their nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidate by the Board is consented to.

Independent Directors: Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song

The Board of

China Southern Airlines Company Limited

30 April 2014

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Attached: Profile of Mr. Li Tong Bin

Mr. Li Tong Bin, aged 52, has college qualification and graduated from Civil Aviation Institute of China majoring in maintenance of aircraft electrical equipment. He obtained part-time Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li began his career in July 1983, and was the Deputy Head of Technical Division of Aircraft Maintenance Plant, the Head of Maintenance Plant of aircraft maintenance base and the Deputy Director of aircraft maintenance base, and the Director of Aircraft Engineering Department of China Northern Airlines Company. He served as the General Manager of Jilin branch of China Northern Airlines Company from January 2003 to September 2004, the Deputy General Manager of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the Party Secretary and Deputy General Manager of China Southern Airlines Northern Branch from April 2012 to April 2014.

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